Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31
	2009		2008		2007		2006		2005
	(Dollars in thousands, except ratios)

Earnings:
Pretax income excluding income or loss from equity investments	$23,020		$395,977		$157,224		$265,688		$7,509
Adjustments:
Fixed charges	118,075		99,562		103,251		87,402		85,044
Distributed income from equity investments	5,164		2,167		1,672		—		—
Capitalized interest, net of amortization	3,143		(8,351)		(16,849)		(14,578)		(4,248)
Arch Western Resources, LLC dividends on preferred membership interest	(58)		(107)		(85)		(99)		(96)

Total earnings	$149,344		$489,248		$245,213		$338,416		$88,209

Fixed charges:
Interest expense	$105,932		$76,139		$74,865		$64,364		$72,409
Capitalized interest	824		11,703		17,967		14,807		4,248
Arch Western Resources LLC dividends on preferred membership interest	58		107		85		99		96
Portions of rent which represent an interest factor	11,261		11,613		10,334		8,135		8,291

Total fixed charges	118,075		99,562		103,251		87,405		85,044
Preferred dividends	—		12		219		378		15,579

Total fixed charges and preferred dividends	$118,075		$99,574		$103,470		$87,783		$100,623

Ratio of earnings to fixed charges	1.26	x	4.91	x	2.37	x	3.86	x	(a)

(a)	Combined fixed charges and preference dividends exceeded earnings by $12.4 million for the year ended December 31, 2005.